UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Updates in connection with Potential Public Offering in Israel

In connection with the announcement by Ellomay Capital Ltd. (the “Company”), dated January 21, 2025, that it is examining the possibility of a public offering and listing in Israel of a new series of debentures, the Company provides the following update:

Company Overview

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. We indirectly own: (i) approximately 335.9 megawatts (“MW”), of solar power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol Solar S.L, which is 51% owned by us) and approximately 38 MW of solar power plants in Italy, all connected to their respective national grids, (ii) solar projects under advanced development in Italy with an aggregate capacity of 195 MW that reached ready to build status, (iii) 9.375% of Dorad Energy Ltd., (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (the “Manara PSP”) and (vi) solar projects under construction in the Dallas Metropolitan area, Texas with an aggregate capacity of approximately 48.5 MW (Fairfield, Malakoff, Mexia and Talco projects). We also initiate and develop additional solar projects in Italy, USA, Spain and Israel. For more information, see below and “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 18, 2024 (the “2023 Annual Report”).

Projects under Development and Construction

The Manara PSP

The construction of the Manara PSP commenced in April 2021. We and Ampa Ltd., Manara PSP’s other shareholder, invested the equity required for the Manara PSP (not including indexation), with the remainder of the funding received from a consortium of lenders led by Mizrahi Tefahot Bank Ltd., at a scope of approximately NIS 1.27 billion. This aggregate amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs.

Due to the “Iron Swords” war situation, which also affects the northern area of Israel in proximity to the Lebanon border, works on the Manara PSP site were suspended in early October 2023. Originally, the project was planned to become commercially operational in the first half of 2027. However, due to the ongoing war, the operation date will be delayed. As a result of the delays due to the war, the Israeli Electricity Authority has approved a 16-month extension to the project schedule. We currently estimate that the Manara PSP will become commercially operational during the first quarter of 2029. For more information, see “Item 4.B: Business Overview” under the heading “Pumped Storage Project in the Manara Cliff in Israel” of our 2023 Annual Report.

The construction of the Manara PSP and the connection of this project to the grid are subject to risks and uncertainties. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business” of our 2023 Annual Report.

Italian Solar Portfolio

We have a 198 MW Italian solar portfolio (the “Italian Solar Portfolio”) that includes: (i) solar facilities with an installed capacity of an aggregate of 19.8 MW and 18.1 MW that were connected to the grid in February-May 2024 and in January 2025, respectively, and (ii) solar projects with an aggregate installed capacity of approximately 160 MW that have reached Ready to Build. All of these projects are located in the Lazio Region, Italy. In addition, we have solar projects in Italy under development as detailed below under “Additional Solar Projects under Development.”

In September 2024, we received a commitment letter and term sheet from a reputable European institutional investor (the “Lender”), setting for the terms and conditions of financing the Italian Solar Portfolio, in an amount of up to €110 million. Subject to the terms and conditions agreed by between the parties, the Lender is willing to provide our wholly-owned Luxembourg subsidiary, which owns the Italian project companies or the Italian project companies directly, a nonrecourse merchant loan by way of senior secured notes, which may be drawn down in several installments, with a final repayment date of approximately 23 years following financial closing. We currently expect that the annual interest rate will be a fixed rate of approximately 4.5% and that the financing agreement will be executed during the first quarter of 2025. The Lender’s commitments are subject to the satisfactory completion of due diligence by the Lender and the finalization of the project finance documentation. Therefore, we cannot assure you that the financing contemplated by the commitment letter will be executed or consummated and, to the extent executed and consummated, what the final terms of such financing will be.

In December 2024, we executed construction agreements with an EPC contractor for the 160 MW projects that are ready to build and included in the Italian Solar Portfolio. We expect to issue a notice to proceed to the EPC contractor during the first quarter of 2025 and the construction is expected to take approximately 18 months. The EPC agreements are conditioned, among other things, on the execution of a financing agreement for the Italian Solar Portfolio as detailed above. In addition, we are currently in advanced negotiations for the inclusion of an institutional investor as a 49% stakeholder in our Italian Solar Portfolio. The cost of construction of the Italian Solar Portfolio, including related expenses, is currently estimated at approximately €200 million.

We will require additional funding to fund the equity investment required for the construction of the Italian Solar Portfolio, which may be obtained by issuance of debt/equity and/or sale of assets. As noted above, there is no assurance that the project finance agreement will be executed and/or that the agreement with the potential stakeholder in our Italian Solar Portfolio will be executed and what the final terms of these transactions will be, or that we will be able to fund the equity required for some or all of the Italian Solar Portfolio.

Israeli Solar Portfolio

We are advancing the following solar projects in Israel:

(i)	the Klahim and Komemiyut projects, each intended for 21 MW solar and 50 MW / hour batteries. The sale of electricity will be conducted through a private supplier. We waived the rights we won in a solar / battery tender process in connection with these projects and therefore paid a forfeiture of guarantee in the amount of NIS 1.8 million. We are in advanced negotiations with a local supplier for the execution of a long-term PPA;

(ii)	the Talmei Yosef project, intended for 10 MW solar and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023;

(iii)	the Talmei Yosef storage project in batteries, which obtained zoning intended for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage; and

(iv)	there are additional 46 MW solar that are under preliminary planning stages.

Texas, USA, Solar Portfolio

There are currently four projects under construction with an aggregate capacity of approximately 49 MW: (i) the Fairfield and Malakoff projects, with an aggregate capacity of approximately 27.36 MW, expected to be connected to the grid during the first quarter of 2025 and (ii) the Mexia and Talco projects, with an aggregate capacity of approximately 21.5 MW, expected to be connected to the grid during the second quarter of 2025.

Additional Solar Projects under Development

In addition to the Italian Solar Portfolio and the portfolio of Israeli and US Solar projects, we have solar projects under various development stages as follows: (i) under advanced development stages – approximately 264 MW in Italy; and (ii) in early development stages – approximately 800 MW in Italy, US, Spain and Israel.

The advancement and development of all projects other development is subject to the projects reaching several milestones, including receipt of regulatory approvals and authorizations, procurement of land rights, obtaining financing, commencement and completion of construction and connection to the grid, and to various risks and uncertainties applicable to projects under development and construction as more fully set forth under “Item 3.D: Risk Factors” of our 2023 Annual Report. In addition, we will require additional funding in order to fund the equity investment required for the construction of the projects under development, which may be obtained by issuance of debt/equity and/or sale of assets. There can be no assurance as to how many projects, if any, will reach the final stage of connection to the grid and operational status and, even if projects reach certain milestones, there is no assurance that we will decide to advance the projects. We may advance some or all of the projects with partners and therefore we may not wholly-own such projects in the future.

Activity in the Netherlands

During 2024, significant progress was made in the process of obtaining the licenses to increase production by about 50% in each of our Dutch biogas plants. Increasing production will require relatively small investments and is expected to significantly increase income and EBITDA. Following the directive of the European Union to act to significantly increase the production of greed gas, the Dutch parliament approved the legislation mandating the obligation to mix green gas with fossil gas, which will become effective commencing January 1, 2026. This legislation is expected to have a positive effect on the prices of green gas and the price of the accompanying green certificates.

The execution of the possible public offering, its terms, scope and timing, are subject to approval by the Company’s board of directors, the receipt of regulatory approvals, including the approval of the TASE for the listing of the Debentures for trading, and other factors such as market conditions. Accordingly there can be no assurance that the public offering will be consummated or as to the terms and timing thereof.

The public offering described in this report, if made, will be made in Israel only and not to U.S. persons. The Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this report constitutes a public offering or an invitation to purchase the Company’s securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including market conditions, the outcome of negotiations with third parties and of due diligence processes conducted on the Company’s assets, escalation and continuation of the war, hostilities and military conflicts in Israel, changes in regulation and license terms of the Company’s facilities, changes in electricity prices and demand, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: February 10, 2025